Independent Auditor’s Consent

We consent to the use of our report dated March 9, 2015 relating to the consolidated financial statements of Timmins Gold Corp. (“Timmins”) appearing in this Annual Report on Form 40-F of Timmins for the year ended December 31, 2014.

/s/ Deloitte LLP

Chartered Accountants
Vancouver, Canada
March 25, 2015